

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

<u>Via E-mail</u>
Mr. Daniel K. Lee
Chief Financial Officer
ReneSola Ltd.
No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People's Republic of China

  Re: ReneSola Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2013
     Filed April 25, 2014
     File No. 001-33911

Dear Mr. Lee:

  We have reviewed your response letter dated September 23, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

1. We note your responses to prior comments 1 and 2. Please file a full amendment to your Form 20-F, including updated certifications, to correctly disclose the date on which your management performed its evaluation of the effectiveness of your disclosure controls and procedures. In this regard, please refer to the Staff's guidance provided in Question 161.05 of Compliance and Disclosure Interpretations of the Exchange Act Rules clarifying that the individuals performing the functions of a principal executive officer and a principal financial officer at the time of the filing, in this case the requested amendment, must provide the certification.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or Jay Webb, Reviewing Accountant, at (202) 551-3603, if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief